Koppers Inc.
436 Seventh Avenue
Pittsburgh, PA 15219-1800 www.koppers.com

January 23, 2014

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Attention: John Cash, Accounting Branch Chief

Re:	Koppers Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 25, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 27, 2013
File No. 1-32737

Dear Mr. Cash:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 23, 2013 regarding the above-mentioned filings for Koppers Holdings Inc. (the “Company”). We would like to thank the Staff for providing the Company with additional time to respond, pursuant to our letter request dated December 31, 2013. In order to facilitate your review of our responses, we have repeated herein each of the comments in your letter (set forth in bold below) and provided responses thereto.

Form 10-K for the Year Ended December 31, 2012

Business, page 5

1.

Based on your disclosures, it appears that supply, availability and pricing of raw materials could materially impact your results of operations. In future filings, please discuss with greater specificity the sources of raw materials used in each of your segments, including a brief description of the material terms of the supply contracts discussed under the “Carbon Pitch” heading on page seven. Refer to Item 101(c)(1)(iii) of Regulation S-K. Please also tell us whether you have considered filing these supply agreements as exhibits to your annual report.

Response: Consistent with the Staff’s request, in future filings we will discuss with greater specificity the sources of raw materials used in each of our segments, including a brief description of the material terms of the supply contracts discussed under the “Carbon Pitch” heading on page seven. We have not filed these supply contracts as exhibits to our annual report because these contracts are such as ordinarily accompany the kind of business conducted by the Company. These contracts have been made in the ordinary course of business and consequently they are not required to be filed under Regulation S-K Item 601(b)(10)(ii). Furthermore, our business is not substantially dependent on any one of these contracts and none of them individually constitute a continuing contract to purchase the major part of our requirements for raw materials, as specified under Regulation S-K Item 601(b)(10)(ii)(B).

Management’s Discussion and Analysis, page 27

Liquidity and Capital Resources, page 32

Restrictions on Dividends to Koppers Holdings, page 32

2.	You disclose that Koppers Holdings depends on dividends from the earnings of Koppers Inc. and subsidiaries to generate the funds necessary to meet its financial obligations. You also discuss the restrictions on dividends to Koppers Holdings, Inc. Given such restrictions, please revise your footnotes in future filings to provide the disclosures required by Rule 4-08(e) of Regulation S-X, if applicable. Please also, if applicable, ensure that the parent company only columns in your condensed consolidating financial statements in future filings also comply with Rules 5-04 and 12-04 of Regulation S-X.

Response: With respect to Rule 4-08(e), we will disclose the amount of restricted net assets for unconsolidated and consolidated subsidiaries as of the most recently completed fiscal year in our filing on Form 10-K for the year ending December 31, 2013.

With respect to Rule 12-04 of Regulation S-X, we will disclose the amount of cash dividends paid to Koppers Holdings Inc. from its consolidated subsidiaries for all periods presented in our filing on Form 10-K for the year ending December 31, 2013.

Financial Statements

22. Subsidiary Guarantor Information for Koppers Inc.

3.	We note the condensed consolidating financial statements in notes 22 and 23 of your financial statements. Please address the following:

•	Revise future filings to disclose any significant restrictions on the ability of the parent company or any guarantors to obtain funds from its subsidiaries by dividend or loan pursuant to Rule 3-10(i)(9) of Regulation S-X; and

•	We note the December 31, 2012 and 2011 condensed consolidated balance sheets appear to reflect material intercompany receivables and payables. Please tell us the nature of your intercompany accounts and tell us where you classify changes in intercompany receivables/payables in the condensed consolidating statements of cash flows. It is also not clear to us how or why the parent company reflects positive operating cash flows during each period presented.

Response: In future filings, we will disclose restrictions on the Company’s ability to obtain funds from its subsidiaries by dividend or loan, principally as a result of restrictions of its subsidiaries’ borrowing agreements. We will include this disclosure in the subsidiary guarantor notes to the financial statements.

The intercompany receivables and payables mainly represent such items as intercompany royalty receivables and payables, collection of intercompany dividends and interest payments by a subsidiary on behalf of another 100 percent-owned subsidiary or other transactions related to intercompany interest expense or advances. Changes in intercompany receivables/payables are included in cash flows from operating activities in the condensed consolidating statements of cash flows.

The parent company has reflected positive operating cash flows primarily as a result of receiving cash dividends from its 100 percent-owned subsidiary, Koppers Inc. The cash dividends are classified in cash flows from operating activities consistent with the illustration in ASC 830-230-55-2 with respect to the guidance on the statement of cash flows. Also included in cash flows from operations are cash receipts from Koppers Inc. in connection with amounts owed under a tax sharing arrangement between Koppers Inc. and the parent company.

Definitive Proxy Statement on Schedule 14A filed on March 27, 2013

Executive Compensation, page 27

2012 Compensation, page 35

Annual Cash Incentive, page 35

4.	In the third paragraph on page 36 you state that “[i]n addition to the 2012 Cash Bonus Program. . ., the committee has approved and the board has ratified annual cash incentive plans which yield suggested annual cash incentive amounts. . . .” Based on your summary compensation table disclosure, it would appear that the named executive officers received only one annual cash bonus in 2012. With a view towards future disclosure, please clarify for us whether these other cash incentive plans are separate plans or whether they are covered under the 2012 Cash Bonus Program. In future filings, please elaborate on how these plans yield suggested cash incentive amounts.

Response: In 2012, each of our named executive officers received one annual cash bonus, which was paid under our 2012 Cash Bonus Program (the “Program”). Under the Program, a maximum annual cash bonus is established for each named executive officer if a preset level of earnings per share (“EPS”) for the relevant year is achieved (for 2012, this preset level was adjusted diluted EPS of $2.39). In 2012, the adjusted diluted EPS target was achieved and the maximum annual cash bonuses were established for the named executive officers under the Program (as set forth in the table on page 36 of the proxy statement).

If the EPS performance objective is achieved, the Company’s Management Development and Compensation Committee (the “Committee”) may exercise negative discretion to reduce the annual cash bonus to be paid to the named executive officers under the Program below the specified maximums. In 2012, the Committee exercised its negative discretion and reduced the annual cash bonuses to the amounts set forth in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table on page 48 of the proxy statement. In exercising its negative discretion to determine the actual, reduced amounts of the annual cash bonuses to be paid, the Committee refers to the Company’s performance in relation to specified targets in the Company’s corporate plan and applicable business unit plans, each individual’s target annual cash bonus (which is based on a specified percentage of salary) and conducts a subjective review of each individual’s performance against certain pre-established individual goals.

The corporate plan and business unit plans are cash incentive plans separate from the Program. At the beginning of each year, the Committee approves a threshold, target and maximum performance level for EPS and value creation (as defined on page 37 of the proxy statement) for the corporate plan and a threshold, target and maximum performance level for value creation for each business unit plan. As described on page 37 of the proxy statement, the threshold, target and maximum performance levels are used in determining the funded pool in each of the plans, which represents the aggregate amount of suggested annual cash bonus to be paid to participants in the applicable plan. For the corporate plan and each business unit plan, the level of suggested annual cash bonuses will range based on Company performance as follows:

Actual financial results achieved in between the threshold and target levels and the target and maximum levels are interpolated in yielding suggested annual cash bonus levels. If threshold levels of financial performance are not achieved, the suggested annual cash incentive is zero.

For each named executive officer, the total annual cash bonus that is suggested by reference to the corporate plan and/or applicable business unit plans is based upon each individual’s role and responsibilities. For example, as Mr. Turner, Mr. Ball and Mr. Lacy are corporate level employees, the portion of their annual cash bonuses suggested by the plans is determined 60 percent by reference to EPS performance under the corporate plan and 40 percent by reference to value creation performance under the corporate plan. The total annual cash bonuses for Messrs. Loadman, McCormack and McCurrie are suggested by reference to both EPS results under the corporate as well as value creation results under their respective business unit plans. Further details regarding the percentage allocations for each named executive officer’s suggested annual cash bonus across the corporate and applicable business unit plans and each plan’s performance compared to actual 2012 results are set forth on pages 37 through 39 of the proxy statement.

Determination of Payouts, page 39

5.	We are unable to reconcile your disclosure here with the entries under the “Non-Equity Incentive Plan Compensation” column in your summary compensation table on page 48 and the Threshold, Target and Maximum amounts disclosed under the “Estimated Potential 2012 Payouts Under Non-Equity Incentive Plan Awards” column in your Grants of Plan Based Awards table on page 50. With a view towards future disclosure, please provide us with the information used to calculate the annual cash bonuses/incentives for each of your named executive officers as set forth in your summary compensation table. For example, your disclosure does not explain how the $1,014,463 amount which was allocated to Messrs. Turner, Ball, Lacy, Loadman, McCormack and McCurrie was determined (refer to the first paragraph on page 38). To the extent that the Threshold, Target and Maximum bonus amounts represent a percentage of salary for each named executive officer, please identify what those percentages are and how they are related to the applicable financial targets. In addition, please also explain to us how the Maximum Annual Cash Incentive amounts disclosed on page 36 are different from the Maximum amounts disclosed in the Grants of Plan Based Awards table.

Response: Annual cash bonuses to be paid are allocated by the chief executive officer (for each named executive officer except for himself) and by the Committee (for the chief executive officer) based on (1) the total suggested annual cash bonuses as determined under the corporate plan and each business unit plan, as applicable, and (2) a subjective review of each participants’ individual performance against certain pre-established individual goals.

As described above under Response #4, the total annual cash bonuses that are suggested under our corporate and business unit plans are compared against a pre-established target bonus for each named executive officer. These target bonuses, which are set for each named executive officer at the beginning of each year, represent a percentage of the executive’s salary as of the beginning of that year. For 2012, the bonus targets for the named executive officers were as follows:

NEO	Beginning Salary	Target Bonus Percentage	Total Target Bonus
Mr. Turner	$735,004	75%	$551,253
Mr. Ball	$330,000	55%	$181,500
Mr. Lacy	$351,996	55%	$193,598
Mr. Loadman	$271,896	55%	$149,543
Mr. McCormack	$344,979	55%	$189,738
Mr. McCurrie	$355,080	55%	$195,294

As disclosed on pages 37 and 38 of the proxy statement, based on 2012 results, our corporate plan achieved 99 percent of target EPS and 104 percent of target value creation. This would have yielded a suggested annual cash bonus under the corporate plan of 102 percent of target, however, the Committee exercised its discretion to reduce the suggested annual cash bonus level to 96 percent of target. Based on these results, and a subjective review of individual goals, this yielded the following suggested annual bonuses under the corporate plan:

NEO	Suggested Annual Bonus
Mr. Turner	$494,203
Mr. Ball	$212,716
Mr. Lacy	$204,413
Mr. Loadman	$30,699
Mr. McCormack	$30,484
Mr. McCurrie	$41,948

Total Suggested Annual Bonuses Under Corporate Plan	$1,014,463

The above amounts reflect the amounts reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table on page 48 for Messrs. Turner, Ball and Lacy because 100 percent of their respective bonuses is determined by reference to suggested annual cash bonus levels under the corporate plan (see page 37 of the proxy statement).

For Mr. Loadman, 25 percent of his annual cash bonus is determined by reference to the corporate plan and the remaining 75 percent is dependent upon value creation under the railroad and utility products business unit plan. As detailed on page 38 of the proxy statement, based on 2012 results, this plan yielded a suggested annual cash bonus level of 150 percent of target, which included $149,088 allocated to Mr. Loadman. Together with his suggested annual cash bonus under the corporate plan, this yielded a total annual cash bonus to Mr. Loadman of $179,786, as reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

For Mr. McCurrie, 25 percent of his annual cash bonus is suggested by reference to the corporate plan and the remaining 75 percent is dependent upon value creation under the global carbon materials and chemicals business unit plan. As detailed on page 39 of the proxy statement, based on 2012 results, this plan yielded a suggested annual cash bonus level of zero. However, Mr. Turner recommended and the Committee approved the payment of an annual cash bonus of $95,000 to Mr. McCurrie based on his individual performance against certain pre-established goals and other individual factors. Together with his suggested annual cash bonus under the corporate plan, this yielded a total annual cash bonus to Mr. McCurrie of $136,948, as reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

For Mr. McCormack, 25 percent of his annual cash bonus is suggested by reference to the corporate plan, 52.5 percent is dependent upon value creation under our Koppers Australia carbon materials and chemicals business unit plan and the remaining 22.5 percent is dependent upon value creation under our Koppers Australia wood products business unit plan. As detailed on pages 38 and 39 of the proxy statement, based on 2012 results, the Koppers Australia carbon materials and chemicals business unit plan yielded a suggested annual cash bonus level of 143 percent of target, which included $100,198 allocated to Mr. McCormack. The Koppers Australia wood products business unit plan yielded a suggested annual cash bonus level of 150 percent of target, which included $59,470 allocated to Mr. McCormack. These amounts, together with his suggested annual cash bonus under the corporate plan, yielded a total annual cash bonus to Mr. McCormack of $190,152, as reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

With respect to amounts disclosed under the “Estimated Potential 2012 Payouts Under Non-Equity Incentive Plan Awards” column in the Grants of Plan Based Awards table on page 50, Target amounts represent each named executive officer’s target bonus as a percentage of salary as set forth in the first table above. The Threshold and Maximum amounts in this column are then determined by reference to our cash incentive pools. As described on page 37 of the proxy statement and in the table included in Response #4 above, the funding of these pools will range from 50 percent of the plan participants’ target annual cash bonus amounts if threshold corporate/business unit performance (80 percent of target performance) is achieved, up to 150 percent of target annual cash bonus amounts if maximum corporate/business unit performance (120 percent of target performance) is achieved. Therefore, assuming only threshold performance is achieved, the Threshold amount is calculated by multiplying the individual’s target bonus payout by 50%. For example, for Mr. Turner, this amount was calculated as $551,253 x .5 = $275,627. Similarly, assuming maximum performance is achieved, the Maximum amount is calculated by multiplying the individual’s target bonus payout by 150%. Again, using Mr. Turner as an example, this amount was calculated as $551,253 x 1.5 = $826,880.

As stated on page 36 of the proxy statement and in Footnote 2 to the Grants of Plan Based Awards table on page 51, the 2012 Cash Program did allow for a maximum annual cash incentive of $1,500,000 for Mr. Turner and $1,000,000 for the other named executive officers. This amount is not disclosed as the Maximum amount under the “Estimated Potential 2012 Payouts Under Non-Equity Incentive Plan Awards” column in the Grants of Plan Based Awards table because the bonus amounts that are paid out under the 2012 Cash Bonus Program are suggested by our corporate plan and business unit plans and the Committee historically has not paid bonuses in amounts higher than those suggested amounts.

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (412) 227-2118.

Sincerely,

/s/ Leroy M. Ball

Leroy M. Ball
Vice President and Chief Financial Officer